

June 11, 2010

Paracorp Incorporated
318 N. Carson St. #208
Carson City, NV 89701

> **Re:** **Sunpeaks Ventures, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 25, 2010**
> **File No. 333-161985**

Dear Mr. Beaudette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note that Mr. Beaudette intends to verbally inform each prospective investor that all funds received by him will go directly to the company and not to the selling shareholders. Please disclose how prospective investors who buy shares from the selling shareholders will be informed that their funds will not go to the company, but will be solely for the benefit of the selling shareholders. As Mr. Beaudette is also a selling shareholder, please disclose how shareholders will know where their funds are going. Please provide this disclosure on the cover page and in the plan of distribution.

Use of Proceeds, page 14

2.   We note your response to our prior comment 5 and reissue the comment in part. Please revise your use of proceeds section to clearly and specifically explain the activities in which the company will engage with the use of proceeds. In particular, discuss the use of the $15,000 for the evaluation of future interests and the effect the money will have in

these efforts. In addition, if you do not receive the full $42,000, please explain the priority in which you will allocate the funds. For example, disclose whether you will expend the first $15,000 on business development, then the next $12,000 on legal and accounting.

Initial Opportunity, page 19

3.   We note your response to our prior comment 8 and reissue the comment. Specifically, we note the statement in paragraph two of this section indicating that the Nancy Hubbard well is in production. Please indicate the latest date on which you have evidence of production. In the alternative, remove all references to production.

4.   We reissue prior comment 9 in part. Please disclose the estimated costs of exploring and fracing the wells. In addition, please disclose Nitro Petroleum's financial condition, including its working capital, total assets and net income/loss as of a most recent date. Provide this disclosure in this section as well as in the prospectus summary section and in the first risk factor on page 9.

Exhibits, page II-3

5.   We note that you have provided an opinion regarding the legality of the outstanding shares described in the registration statement. Please provide a legal opinion that also opines on the legality of the 700,000 shares that will be offered pursuant to this registration statement.

6.   We note your response to our prior comment 10. Further, we note that your reference to Exhibit 23.2 now states the exhibit contains only the opinion of counsel. Please explain or revise your exhibit table to accurately reflect what is contained in each exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Luis Carrillo
        (619) 330-1888